UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-28897

Extensity, Inc.

(Exact name of registrant as specified in its charter)

2200 Powell Street
Suite 300
Emeryville, Ca 94608
Ph: (510) 594-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock par value $0.001 per share
Preferred Stock par value $0.01 per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	Two

     Pursuant to the requirements of the Securities Exchange Act of 1934, Extensity, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 6 , 2003	By:	/s/ Paul D. Birch

Paul D. Birch President